COMMENTS RECEIVED ON MAY 12, 2016

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 39

COMMENTS RECEIVED ON MAY 16, 2016

FROM EDWARD BARTZ

FIDELITY OXFORD STREET TRUST II (File No. 811-22893)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 6

1. Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, Fidelity Tax-Free Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff asserts that all of these funds are institutional prime money market funds and requests we confirm that the funds will comply with rule 2a-7 prior to the October implementation date. The Staff also inquired what kind of filing will be submitted and when it is expected.

R: The funds are designated as institutional money market funds. As such, they will comply with amended Rule 2a-7 by the October implementation date. The funds will update their disclosure as it relates to floating NAV, liquidity fees and redemption gates by filing an updated post-effective amendment under the Investment Company Act of 1940 when the funds convert from a stable NAV fund to a floating NAV fund.

2. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The Adviser invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The Adviser also may enter into reverse repurchase agreements for the fund."

C: The Staff questions whether the funds will invest in emerging markets securities and, if so, asks that we provide appropriate strategy and risk disclosure.

R: Although the funds may invest in securities of foreign issuers, including emerging markets securities, investments in emerging markets are not a principal investment strategy of the funds. As a result, the funds believe that their current strategy and risk disclosure are appropriate.

3. Fidelity Municipal Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 6

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"When FMR believes that suitable municipal money market securities are not available, or during other unusual market conditions, FMR may leave a significant portion of the fund's assets uninvested, or may invest up to 20% of the fund's assets in securities subject to state and/or federal income tax."

C: The Staff notes that there should be disclosure stating that under normal circumstances, 80% will be invested in municipal securities and the fund may only vary from this strategy for temporary defensive purposes.

R: The Registrant confirms that it will comply with its disclosed policy to "normally" invest "at least 80% of its assets in municipal securities." The excerpted disclosure above addresses investments within the remaining 20% of fund assets, which are not subject to the 80% test. However, the Registrant disagrees with the latter part of the comment that a fund may only vary from its 80% policy for temporary defensive purposes. Pursuant to the Rule 35d-1 Adopting Release, a fund may deviate from its 80% test to take a temporary defensive position and "in other limited, appropriate circumstances" (See Rule 35d-1 Adopting Release, Release No. IC-24828). In the Adopting Release, the Commission also specifically recognized that a tax-exempt fund may temporarily deviate from its 80% test when there is a shortage of tax-exempt securities in the applicable market. As such, the Registrant reserves the right to deviate from its 80% test in response to temporary defensive positions and in other limited circumstances, as permitted by Rule 35d-1.

4. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff questions the significance of the fund's name and whether the fund is in compliance of Section 35(d) of the Investment Company Act of 1940.

R: The fund's name does not suggest that it focuses its investments in a particular type of investment. Instead, "Securities Lending Cash Central" reflects that the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions. We believe the fund's name has neither the tendency nor the capacity to deceive or mislead investors. As disclosed, the fund is only available to other funds and accounts managed by FMR or an affiliate. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose.

5. Fidelity Cash Central Fund and Fidelity Securities Lending Cash Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"For purposes of each of Fidelity Cash Central Fund's and Fidelity Securities Lending Cash Central Fund's concentration limitation discussed above, FIMM deems the financial services industry to include the group of industries within the financial services sector."

C: The Staff requests that we define the "financial services industry" and "financial services sector."

R: The above-referenced limitation is a fundamental policy and cannot be changed without shareholder approval. In addition, the Registrant has revised its current wording for this fundamental investment limitation in response to prior Staff comments. As such, we believe the disclosure is appropriate.

6. All funds

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 6

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"Trustees and Officers" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

7. Fidelity Commodity Strategy Central Fund

"Portfolio Manager(s)" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R: We believe this disclosure appropriately identifies each portfolio manager as required by Form N-1A, Item 5(a), Instruction 2.

8. Fidelity Commodity Strategy Central Fund

"Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 6

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"Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection)."

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement. In addition, the Staff requests that we disclose that when a fund is a protection buyer in a default credit swap, it will segregate assets equal to the total amount of required premium payments plus prepayment penalties.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. In addition, we confirm that, if a fund is a protection buyer in a credit default swap, it would expect at this time to segregate assets at least equal to the total amount of required premium payments, plus any prepayment penalties. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

Fidelity Revere Street Trust (File No. 811-07807), Amendment No. 39; Fidelity Oxford Street Trust II (File No. 811-22893), Amendment No. 6

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COMMENTS RECEIVED ON JUNE 6, 2016

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Securities Lending Cash Central Fund

AMENDMENT NO. 39

1. Fidelity Securities Lending Cash Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff clarified that the request is to disclose the significance of the term "lending" in the fund's name. The Staff requests that we add disclosure similar to: "the fund was designed for use by other investment companies and accounts managed by FMR or an affiliate that wish to invest cash collateral received in connection with securities lending transactions."

R: We continue to believe that the fund's name has neither the tendency nor the capacity to deceive or mislead investors as the fund is only available to other funds and accounts managed by FMR or an affiliate and is not sold to the general public. The managers of these Fidelity funds and accounts to which the fund is made available use the fund for its intended purpose. Therefore, we have not modified the disclosure.